June 30, 2025

VIA EDGAR

Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561

Attention:	Gus Rodriguez
Karl Hiller
Michael Purcell
Daniel Morris

Re:	Forward Air Corporation
Post-Effective Amendment No. 3 to Form S-1 on Form S-3, Filed June 16, 2025 (File No. 333-280102)
Form 10-K for the Fiscal Year ended December 31, 2024, Filed March 24, 2025 (File No. 000-22490)

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Forward Air Corporation, a Delaware corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in letters to the Company, both dated June 27, 2025 with respect to the above referenced (i) Post-Effective Amendment No. 3 to the registration statement on Form S-1 on Form S-3 filed with the Commission on June 16, 2025 (the “Registration Statement” and the comment letter relating thereto, the “Registration Statement Letter”) and (ii) Form 10-K for the fiscal year ended December 31, 2024 filed with the Commission on March 24, 2025 (as amended, the “Form 10-K” and the comment letter relating thereto, the “Form 10-K Letter”).

With respect to the Registration Statement Letter, the Company confirms its understanding that the Staff will not be in a position to declare the Registration Statement effective until all outstanding comments set forth in the Form 10-K Letter are resolved. To the extent that any comments set forth in the Form 10-K Letter also apply to disclosure in the Registration Statement, the Company will make corresponding revisions to all affected disclosure in the Registration Statement.

As verbally communicated to the Staff, the Company respectfully requests an extension to the deadline for responding to the Form 10-K Letter to allow the Company sufficient time to review the comments with its advisors and independent auditors and prepare a response. The Company expects to provide its response to the Form 10-K Letter on or before July 28, 2025.

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If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Flora R. Perez, Esq. at (954) 768-8210.

Very truly yours,

Greenberg Traurig, P.A.

By:	/s/ Flora R. Perez
Flora R. Perez, Esq.

cc:	Shawn Stewart, Chief Executive Officer
Jamie Pierson, Chief Financial Officer
Michael Hance, Chief Legal Officer and Secretary